Exhibit 5.01

[Faegre & Benson LLP Letterhead]

November 16, 2010

Public Service Company of Colorado
1800 Larimer Street, Suite 1100
Denver, Colorado 80202

Re:	$400,000,000 in Aggregate Principal Amount of Public Service Company of Colorado’s 3.200% First Mortgage Bonds, Series No. 21 due 2020

Ladies and Gentlemen:

We have acted as counsel for Public Service Company of Colorado, a Colorado corporation (the “Company”), in connection with the issuance of $400,000,000 in aggregate principal amount of the Company’s 3.200% First Mortgage Bonds, Series No. 21 due 2020 (the “Bonds”).  The Bonds will be issued pursuant to the Indenture, dated as of October 1, 1993 (the “Original Indenture”), as amended and supplemented by Supplemental Indenture No. 20, dated as of November 1, 2010, by and between the Company and the Trustee (the “Supplemental Indenture” and, together with the Original Indenture, the “Indenture”).  The Bonds will be sold pursuant to the Underwriting Agreement, dated November 8, 2010 (the “Underwriting Agreement”), by and between the Company and BMO Capital Markets Corp., Goldman, Sachs & Co. and KeyBanc Capital Markets Inc., acting as representatives of the several underwriters named therein (collectively, the “Underwriters”).

We have examined such documents, records and instruments as we have deemed necessary or appropriate for the purposes of this opinion.

Based on the foregoing, and subject to the assumptions and qualifications noted elsewhere in this opinion, we are of the opinion that the Bonds, when they are executed by the Company and authenticated by the Trustee in accordance with the Indenture and issued and delivered to the Underwriters against payment therefor in accordance with the terms of the Underwriting Agreement, will be legal and binding obligations of the Company, subject to (i) applicable bankruptcy, reorganization, insolvency, moratorium, fraudulent transfer, fraudulent conveyance, voidable preference, receivership and other laws of general application affecting the enforcement of creditors’ rights and the rights of mortgagees and other secured parties generally and state laws which affect the enforcement of certain remedial provisions, (ii) general principles of equity, including without limitation, concepts of materiality, reasonableness, good faith, fair dealing and the possible unavailability of specific performance, injunctive relief or other equitable remedies, whether considered in a proceeding in equity or at law, (iii) public policy considerations that may limit the rights of parties to obtain specific remedies or enforce specific terms, and (iv) governmental authority to limit, delay or prohibit the making of payments outside the United States.

Public Service Company of Colorado
November 16, 2010

We have relied as to certain relevant factual matters upon certificates of public officials and certificates of and/or information provided by officers and employees of the Company as to the accuracy of such factual matters without independent verification thereof or other investigation. We have also relied, without investigation, upon the following assumptions: (a) natural persons acting on behalf of the Company have sufficient legal capacity to enter into and perform, on behalf of the Company, the transaction in question or carry out their role in it, (b) each party to any instrument or agreement relevant hereto other than the Company has satisfied those legal requirements that are applicable to it to the extent necessary to make such instrument or agreement enforceable against it, (c) each party to any instrument or agreement relevant hereto other than the Company has complied with all legal requirements pertaining to its status as such status relates to its rights to enforce such instrument or agreement against the Company, (d) each document submitted to us for review is accurate and complete, each such document that is an original is authentic, each such document that is a copy conforms to an authentic original, and all signatures on each such document are genuine, (e) all statutes, judicial and administrative decisions, and rules and regulations of governmental agencies, constituting the law of any relevant jurisdiction are generally available (i.e., in terms of access and distribution following publication or other release) to lawyers practicing in Colorado and New York, as applicable, and are in a format that makes legal research reasonably feasible, and (f) the constitutionality or validity of a relevant statute, rule, regulation or agency action is not in issue unless a published decision in the relevant jurisdiction has specifically addressed but not resolved, or has established, its unconstitutionality or invalidity.

Without limiting any other qualifications set forth herein, the opinions expressed herein are subject to the effect of generally applicable laws that (a) provide for the enforcement of oral waivers or modifications where a material change of position in reliance thereon has occurred or provide that a course of performance may operate as a waiver, (b) limit the enforcement of provisions of instruments or agreements that purport to require waiver of the obligations of good faith, fair dealing, diligence and reasonableness, (c) limit the availability of a remedy under certain circumstances where another remedy has been elected, (d) limit the enforceability of provisions releasing, exculpating or exempting a party from, or requiring indemnification of or contribution to a party for, liability for its own action or inaction, to the extent the action or inaction involves gross negligence, recklessness, willful misconduct or unlawful conduct, (e) may, where less than all of an instrument or agreement may be unenforceable, limit the enforceability of the balance of the instrument or agreement to circumstances in which the unenforceable portion is not an essential part of the agreed exchange, (f) govern and afford judicial discretion regarding the determination of damages and entitlement to attorneys’ fees and other costs, (g) may permit a party who has materially failed to render or offer performance required by a contract to cure that failure unless either permitting a cure would unreasonably hinder the aggrieved party from making substitute arrangements for performance or it is important under the circumstances to the aggrieved party that performance occur by the date stated in the instrument or agreement, (h) may require mitigation of damages, and (i) provide a time limitation after which a remedy may not be enforced (i.e., statutes of limitation or repose).  In addition, we express no opinion with respect to any provision of the Mortgage Bond Indenture purporting to grant a security interest solely based on a description of collateral as “all the debtor’s assets” or “all the debtor’s personal property”, or using words of similar import.

Public Service Company of Colorado
November 16, 2010

Our opinion herein is limited to the laws of the States of Colorado and New York and to property located in the State of Colorado.

We hereby consent to the filing of this opinion as Exhibit 5.01 to the Current Report on Form 8-K dated the date hereof filed by the Company and incorporated by reference into the Registration Statement on Form S-3, as amended (Reg. No. 333-169772) (the “Registration Statement”), filed by the Company to effect the registration of the Bonds under the Securities Act of 1933 (the “Act”) and being named in the Prospectus included therein under the caption “Legal Opinions” with respect to the matters stated therein, without implying or admitting that we are “experts” within the meaning of the Securities Act, or other rules and regulations of the Commission issued thereunder with respect to any part of the Registration Statement, including this exhibit.

Very truly yours,

FAEGRE & BENSON LLP

By	/s/ Charles D. Calvin
Charles D. Calvin